Exhibit 12.1
Covanta Holding Corporation
Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended June 30,	Year Ended December 31,
(dollars in millions)	2017	2016	2015	2014	2013	2012
Earnings as defined in Reg. S-K (1):
(Loss) Income from continuing operations before income tax expense, equity in net income from unconsolidated investments	$(93)	$14	$(28)	$4	$79	$159
Capitalized interest	(20)	(26)	(9)	(2)	(1)	(1)
Dividends from unconsolidated investments	—	2	5	11	7	8
Fixed charges	92	168	151	157	168	158
Total Earnings	$(21)	$158	$119	$170	$253	$324
Fixed Charges as defined in Reg. S-K (2):
Interest expense	71	138	134	147	159	146
Capitalized interest	20	26	9	2	1	1
Imputed interest on operating leases	1	4	8	8	8	11
Total Fixed Charges	$92	$168	$151	$157	$168	$158
Ratio of Earnings to Fixed Charges (3)	(0.23x)	0.94x	0.79x	1.08x	1.51x	2.05x

(1)
For purposes of computing the ratio of earnings to fixed charges, the term “earnings” shall be defined as income from continuing operations before income tax expense and equity in net income from unconsolidated investments plus dividends from unconsolidated investments and fixed charges less capitalized interest.

(2)	For purposes of computing the ratio of earnings to fixed charges, the term “fixed charges” shall be defined as interest expense, capitalized interest and imputed interest for operating leases.

(3)
The ratio of earnings to fixed charges indicates a less than one-to-one coverage for the six months ended June 30, 2017 and for the years ended December 31, 2016 and 2015. Earnings available for fixed charges were inadequate to cover total fixed charges for these periods. The deficit amount for the ratio was $113 million, $10 million and $32 million for the six months ended June 30, 2017 and for the years ended December 31, 2016 and 2015, respectively.